Exhibit 1

2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
July 18, 2007	Trading Symbol TSX - PDL
AMEX - PAL

North American Palladium Reports
Second Quarter 2007 Production Results

Highlights for the Quarter

•                  Palladium production in Q2 2007 rose by 16% to 66,651 ounces compared to 57,326 ounces in the comparable period in 2006

•                  The average palladium head grade for the quarter was 2.26 g/t compared to 2.22 g/t in Q2 2006

•                  Production for all by-product metals increased

•                  1,244,067 tonnes of ore were processed during the quarter at a Pd recovery rate of 73.5% compared to 1,101,543 tonnes of ore in Q2 2006 at a Pd recovery rate of 73.1%

•                  Mill availability for the quarter improved to approximately 90% versus 83% last year

•                  Spot palladium prices in Q2 2007 averaged US $368 per oz compared to US $347 per oz in Q2 2006

Results of Operations

Toronto, Ontario – In the second quarter of 2007, the Company’s Lac des Iles mining operation produced 66,651 ounces of palladium, an increase of 16% over the 57,326 ounces produced in the comparable quarter of 2006.   This performance continues the trend of improved production volumes year over year reflecting the impact of the underground mine which has been in commercial production since the second quarter of last year.  In the latest quarter, an average of 2,141 tonnes per day was extracted from the underground mine at a palladium head grade of approximately 5.36 g/t.  On average, approximately 85% of mill feed is comprised of ore from the open pit with 15% generated from the higher grade underground ore.

In total, 1,244,067 tonnes of ore were processed during the second quarter at an average of 13,671 tonnes per day at a palladium head grade of 2.26 g/t. This compared to 1,101,543 tonnes of ore or 12,105 tonnes per day at a palladium head grade of 2.22 g/t in first quarter 2006.

The Company’s by-product metal production in the second quarter of 2007 consistently exceeded prior year’s levels as follows:  platinum — 5,904 oz (vs. 5,487 oz in Q2 2006), gold — 4,739 oz (4,200 oz in Q2 2006), nickel — 716,096 lbs (619,276 lbs in Q2 2006) and copper — 1,310,484 lbs (1,258,978 in Q2 2006).

The year-over-year production volume increases were achieved despite the impact of power outages in May and June resulting from lightning strikes that produced unscheduled downtime to the primary crusher and #1 ball mill, reducing throughput. The Company has implemented changes in its operating procedures to minimize the risk of damage from further disruptions in electrical supply.   Operations were otherwise on target with mill availability for the quarter averaging approximately 90% compared to 83% in the same period last year and recoveries marginally higher at 73.5%.  The Company is on course to meeting its year end production expectations of 290,000 oz of palladium.

	Second Quarter
	2007	2006
Palladium
Ore Milled (tonnes)	1,244,067	1,101,543
Head Grade (g/t)	2.26	2.22
Recovery (%)	73.5	73.1
Mill Availability	89.9	83.1
Production (oz)	66,651	57,326
By-Product Metals
Platinum (oz)	5,904	5,487
Gold (oz)	4,739	4,200
Copper (lbs)	1,310,484	1,258,978
Nickel (lbs)	716,096	619,276

Spot palladium prices in the second quarter of 2007 averaged US $368 per oz, gaining momentum in April with a high of US $388 per oz and settling at US $365 per oz at quarter end.  This compares to the spot price of US $312 per oz at June 30, 2006.  North American Palladium is highly leveraged to palladium price movements as it currently sells all of its palladium into the spot market.

North American Palladium’s Lac des Iles Mine is Canada’s foremost primary producer of palladium. Its Lac des Iles mine in north western Ontario is among the largest open-pit, bulk mineable palladium operations in the world. The Company’s core palladium business is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals. Committed to sustainable mining practices and continuous improvement, North American Palladium pursues a growth strategy that involves the acquisition and development of PGM/nickel properties that present the highest level of value creation. In April 2006, the underground mine at Lac des Iles was brought into commercial production and further expansion there is being advanced at the Offset High Grade Zone. In addition, the Shebandowan nickel-PGM deposit south of Lac des Iles with CVRD Inco and the Arctic Platinum Project in Finland with Gold Fields provide the potential for a significant pipeline for future growth.

Forward Looking Statements – Certain statements included in this news release are forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation including the Securities Act (Ontario), relating to the objectives, plans, strategies and results of operation of the Company including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “expect”, “continues”, “pursue”, “will” and other similar expressions as they related to the Company or its management, are intended to identify forward looking statements. In particular, statements relating to estimated future metal prices and future ore and metal production are forward looking statements.   In making the forward looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices, (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically, (3) financing is available on reasonable terms, (4) expectations for blended mill feed grade and mill performance will proceed as expected, (5) new mine plan scenarios will be viable operationally and economically, and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland will proceed as expected. Any forward looking statements in this news release involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, which may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include among others (1) metal price volatility, (2) economic and political events affecting metal supply and demand, (3) fluctuations in ore grade or ore tonnes milled, (4) geological, technical, mining or processing problems, (5) future metal production, and (6) changes in the life of mine plan. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent interim Management Discussion and Analysis and most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward looking statements.

For further information, please contact:
Jim Excell
President & CEO
Tel: (416) 360-7971 ext. 223

David Passfield
Vice-President, Operations
(416) 360-7971 ext 227

Donna Yoshimatsu
Director, Investor Relations
Tel: (416) 360-7971 ext. 226